Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

IMAGINATION TECHNOLOGIES GROUP PLC,

IMAGINATION ACQUISITION SUB, INC.,

and

MIPS TECHNOLOGIES, INC.

Dated as of November 5, 2012

TABLE OF CONTENTS

i

ii

iii

iv

INDEX OF DEFINED TERMS

1998 Plan	60
—2—
2002 Plan	60
—A—
Acceptable Confidentiality Agreement	60
Acquisition Sub	1
Adverse Recommendation Change	41
Aggregate Merger Consideration	60
Agreement	1
Alternative Acquisition Agreement	40
Alternative Patent Sale Agreement	36
Antitrust Laws	13
Assigned Patent License Agreement	60
—B—
Balance Sheet Date	16
Blue Sky Laws	60
Book-Entry Shares	3
Business Day	60
—C—
Certificate of Merger	2
Certificates	3
Closing	2
Closing Date	2
Code	60
Company	1
Company Benefit Plan	60
Company Common Stock	1
Company Disclosure Schedule	9
Company Employees	19, 45
Company ESPP	8
Company Intellectual Property Rights	20
Company Lease	60
Company Material Adverse Effect	48, 61
Company Material Contract	23
Company Option	62
Company Permits	13
Company Plans	62
Company Recommendation	62
Company Related Parties	53
Company Restricted Stock Units	62
Company SEC Documents	14
Competing Proposal	42

i

Confidentiality Agreement	62
Contract	12
control	62
—D—
D&O Insurance	44
DGCL	62
Directors’ Stock Option Plan	62
Dissenting Shares	8
—E—
Effective Time	2
Electronic Data Room	28
Environmental Laws	63
ERISA	62
ERISA Affiliate	62
Exchange Act	62
Exchange Fund	4
Expenses	62
—F—
FCPA	14
—G—
GAAP	63
Governmental Authority	63
—H—
Hazardous Substance	63
Holdback Amount	46
HSR Act	63
—I—
Indebtedness	63
Indemnitee	63
Intellectual Property Rights	20
IRS	63
—K—
knowledge	64
—L—
Law	64
Leased Properties	26
Lien	64
—M—
Merger	1
Merger Consideration	3
—N—
New Plans	45
Non-U.S. Benefit Plan	18
Notice of Superior Proposal	41
—O—
Option Cash Payment	7

Option Per Share Consideration	64
Order	64
—P—
Parent	1
Parent Disclosure Schedule	29
Parent Material Adverse Effect	49, 64
Parent Organizational Documents	29
Patent Purchaser	64
Patent Sale Agreement	64
Patent Sale Transaction	64
Paying Agent	4
Permitted Lien	64
person	65
Preferred Stock	11
Proxy Statement	15
—R—
Recapitalization	1
Recapitalization Cash Portion	46
Recapitalization Certificate	46
Recapitalization Restricted Stock Unit Payment	65
Representatives	65
Requisite Stockholder Approval	27
Restricted Stock Unit Payment	7
Retained Patent License Agreement	65
—S—
Sanctions	14
Sarbanes-Oxley Act	15
SEC	65
Secretary of State	65
Securities Act	65
Stockholders’ Meeting	38
subsidiary	65
Superior Proposal	43
Supplemental Purchase Plan	65
Surviving Corporation	2
—T—
Takeover Statutes	27
Tax	66
Tax Returns	66
Taxes	66
Termination Date	50
Termination Fee	52
Third Party	66
Total Common Merger Consideration	66
Total Option Cash Payments	7
Total Recapitalization Cash Portion	46

Total Recapitalization Restricted Stock Unit Cash Payment	66
Total Restricted Stock Unit Payments	7
Treasury Regulations	66
—U—
UKLA	66
Union	19
—W—
WARN Act	66

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 5, 2012 (this “Agreement”), is made by and among Imagination Technologies Group plc, a public limited company under the laws of England and Wales (“Parent”), Imagination Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Acquisition Sub”), and MIPS Technologies, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Acquisition Sub and the Company have each approved and declared advisable, this Agreement and the merger of Acquisition Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL, whereby each issued and outstanding share of Common Stock, par value $0.001 per share, of the Company (the “Company Common Stock”) shall be converted into the right to receive the Merger Consideration;

WHEREAS, concurrently with the execution of this Agreement and as a condition to the willingness of the Parent, Acquisition Sub and the Company to enter into this Agreement, the Company has entered into the Patent Sale Agreement providing for the Patent Sale Transaction;

WHEREAS, as a condition to the willingness of the Parent, Acquisition Sub and the Company to enter into the Agreement, the Company intends to distribute all of the proceeds from the Patent Sale Transaction and all cash on hand of the Company, less the Holdback Amount, in exchange for a portion of the Company Common Stock by conducting a recapitalization of the Company Common Stock (the “Recapitalization”), in accordance with the DGCL and subject to the limitations under this Agreement;  and

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Definitions.  Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

ARTICLE II

THE MERGER

Section 2.1          The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name “MIPS Technologies, Inc.” as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

Section 2.2          Closing.  Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Pacific time) on a date to be specified by the parties hereto, but no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP; 525 University Avenue, Suite 1100; Palo Alto, California 94301, unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”).

Section 2.3          Effective Time.

(a)           Concurrently with the Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger, or a certificate of ownership and merger, as applicable (the “Certificate of Merger”), with respect to the Merger to be executed and filed with the Secretary of State as provided under the DGCL.  The Merger shall become effective upon the later of (a) the date and time at which the Certificate of Merger has been duly filed with the Secretary of State, or (b) if applicable, such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b)           From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Acquisition Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.4          Certificate of Incorporation and Bylaws.  Subject to Section 6.7, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to be identical to the certificate of incorporation and bylaws, respectively, of Acquisition Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and bylaws; provided that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows:  “The name of the corporation is MIPS Technologies, Inc..”; and provided further that at the Effective Time, the title of the Bylaws of the Surviving Corporation shall be amended and restated in its entirety to read as follows:  “Bylaws of MIPS Technologies, Inc.”.

Section 2.5          Board of Directors.  Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.6          Officers.  From and after the Effective Time, the officers of the Surviving Corporation shall be the officers designated by the board of directors of Acquisition Sub prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES

Section 3.1          Effect on Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(a)           Cancellation of Company Securities. Each share of Company Common Stock held by the Company as treasury stock, held by a wholly owned subsidiary of the Company or held by Parent or Acquisition Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b)           Conversion of Company Securities. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Recapitalization, including the Total Option Cash Payment, and other than shares canceled pursuant to Section 3.1(a) and Dissenting Shares) shall be converted into the right to receive $7.31 in cash, without interest (the “Merger Consideration”).  Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2, the Merger Consideration, without interest thereon.

(c)           Conversion of Acquisition Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value of $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)           Adjustments.  Without limiting the other provisions of this Agreement and subject to Section 6.1(c), if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change; provided that the parties acknowledge that the Recapitalization shall not require an adjustment to the Merger Consideration.

Section 3.2          Exchange of Certificates.

(a)           Designation of Paying Agent; Deposit of Exchange Fund.  Prior to the Effective Time, Parent shall designate a paying agent (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 3.1(b) and to effect the Recapitalization contemplated by Section 6.14.  On or before the Effective Time, (i) Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the Total Common Merger Consideration, and (ii) the Company shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the Total Recapitalization Cash Portion and the Total Option Cash Payments (the sum of the Total Common Merger Consideration, Total Recapitalization Cash Portion (less the Total Recapitalization Restricted Stock Unit Cash Payment) and the Total Option Cash Payments as deposited with the Paying Agent, the “Exchange Fund”).  In the event the Total Common Merger Consideration portion of the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount required to make such payment.  Following the Effective Time, if not already paid, Parent shall promptly cause the Paying Agent to make, and the Paying Agent shall make, payments of the Total Common Merger Consideration and the Total Recapitalization Cash Portion to the holders of Company Common Stock pursuant to Section 3.1(b) and Section 6.14, and payments of the Total Option Cash Payments to the holders of Company Options pursuant to Section 3.3(a).  The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1, Section 3.3(a) and  Section 6.14, except as expressly provided for in this Agreement.

(b)           As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration and

Recapitalization Cash Portion into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates or Book-Entry Shares may be surrendered by hand delivery or otherwise or (2) the Merger Consideration and Recapitalization Cash Portion in exchange therefor may be collected by hand by the surrendering holder or by wire transfer to the surrendering holder), and (ii) to each holder of a Company Option, a check or direct deposit in an amount due and payable to such holder pursuant to Section 3.3(a) in respect of such Company Option.

(c)           Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions (including, without limitation, any necessary Tax forms), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration and the Recapitalization Cash Portion for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed, made available for collection by hand or delivered by wire transfer, as elected by the surrendering holder, within two (2) Business Days following the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 3.2(c), each Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon proper surrender, the Merger Consideration as contemplated by this Article III and the Recapitalization Cash Portion as contemplated by Section 6.14.  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration and Recapitalization Cash Portion payable upon the surrender of the Certificates or Book-Entry Shares.

(d)           In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.2 shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the person requesting such payment shall have paid any transfer taxes and other Taxes required by reason of the payment of the Merger Consideration and Recapitalization Cash Portion to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(e)           Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Surviving Corporation and Parent (subject to abandoned property, escheatment or other similar Laws) as general creditor thereof for payment of their claims for cash, without interest, to which such holders may be entitled under or pursuant to this Agreement.

(f)           No Liability.  None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g)           Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the Total Common Merger Consideration payments required by this Article III, and, to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Total Common Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is reasonably maintained at a level sufficient to make the Total Common Merger Consideration payments, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

(h)           Withholdings.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration, the Option Cash Payment and the Recapitalization Cash Portion and any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and Company Options such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.3          Stock Options and Restricted Stock Units; Employee Stock Purchase Plan.

(a)           Treatment of Company Options.  As of the filing of the Recapitalization Certificate, each Company Option that is outstanding and unexercised immediately prior to the Recapitalization (whether vested or unvested) shall be deemed fully vested and canceled without any action on the part of any holder of any Company Option in consideration for the right at the time of the Recapitalization to receive, as promptly as reasonably practicable following the Recapitalization, a cash payment with respect thereto equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Recapitalization and (B) the excess, if any, of the Option Per Share Consideration over the exercise price per share of Company Common Stock subject to such Company Option, less any required withholding Taxes (the “Option Cash Payment,” and the sum of all such payments, the “Total Option Cash Payments”); provided that each Company Option for which the Option Per Share Consideration does not exceed the exercise price per share of the Company's Common Stock subject to such Company Option outstanding and unexercised immediately prior to the Recapitalization (whether vested or unvested) shall be cancelled without consideration and without any action on the part of any holder of such Company Option.    As of the Recapitalization, all Company Options shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment in respect thereof.

(b)           Treatment of Company Restricted Stock Units.  As of the Effective Time, each Company Restricted Stock Unit that is issued and outstanding immediately prior to the Effective Time (whether vested or unvested) shall become or otherwise be deemed fully vested and all restrictions thereon shall lapse and each Company Restricted Stock Unit for which vesting accelerated and restrictions lapsed at the Effective Time, shall, in either case, be canceled by virtue of the Merger and without any action on the part of any holder of any Company Restricted Stock Unit in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (i) the number of shares of Common Stock previously subject to such Company Restricted Stock Unit and (ii) the Merger Consideration, less any required withholding Taxes (the “Restricted Stock Unit Payment,” and the sum of all such payments, the “Total Restricted Stock Unit Payments”), subject, however, to any rights of such holder pursuant to Section 3.5.  As of the Effective Time, all Company Restricted Stock Units shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Unit Payment.  As soon as reasonably practicable following the date of this Agreement, and in any event prior to and effective as of the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof administering the Company’s equity incentive plans) shall adopt such resolutions or take such other actions as necessary to effectuate this Section 3.3(b).  All Restricted Stock Unit Payments and  Recapitalization Restricted Stock Unit Payments shall be made promptly after the Effective Time by the Parent through the Surviving Corporation’s payroll account.

(c)           Withholdings.  Parent and the Surviving Corporation shall be entitled to deduct and withhold from  the Total Restricted Stock Unit Payments and any amounts otherwise payable pursuant to this Agreement to any holder of any Company Restricted Stock Unit such amounts as Parent or the Surviving Corporation are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.

(d)           No Adjustment.  Except with respect to acceleration and vesting of the Company Options and  in connection with the Patent Sale Transaction and the Recapitalization as determined by the Company's board of directors, neither the Recapitalization, nor the Patent Sale Transaction, shall result in any change, modification or adjustment in or to any Company Option, including, but not limited to, any reduction in the exercise price of the Company Options.  In addition, except with respect to acceleration and vesting of the Company Restricted Stock Units and other than in connection with the Patent Sale Transaction and the Recapitalization as determined by the Company's board of directors, neither the Recapitalization, nor the Patent Sale Transaction, shall result in any change, modification or adjustment to the Company Restricted Stock Units, including, but not limited to, the creation of additional rights with respect to any Company Restricted Stock Unit.

(e)           Treatment of Employee Stock Purchase Plan.  Effective as of no later than the day immediately preceding the Closing Date, the Company shall have terminated the Employee Stock Purchase Plan of the Company (the “Company ESPP”) and shall have provided such notice of termination as may be required by the terms of the Company ESPP.  Prior to such termination date of the Company ESPP, the Company shall determine the date on which the then-current offering period, if any, shall terminate in accordance with the terms of the Company ESPP; and accumulated payroll deductions on such date shall be used to purchase the applicable number of shares of Company Common Stock.

Section 3.4          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and Recapitalization Cash Portion to which the holder thereof is entitled pursuant to this Article III.

Section 3.5          Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the

DGCL); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares.  Any payments required to be made with respect to the Dissenting Shares shall be made by Parent (and not the Company or the Acquisition Sub), and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, by the amount of the Aggregate Merger Consideration to which the holders of such Dissenting Shares would have been entitled had they not exercised their appraisal rights.  The Company shall give Parent (a) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Company Common Stock or withdrawals of such demands and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL.  Prior to the Effective Time, the Company shall not, without the prior written consent of the Parent, make any payment with respect to, or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.6          Transfers; No Further Ownership Rights.  Subject to Section 3.2 and Section 3.3, from and after the Effective Time, the holders of shares of Company Common Stock, outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock, except as otherwise provided herein and by applicable Law. The Total Common Merger Consideration and Total Recapitalization Cash Portion paid in respect of shares of Company Common Stock, upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to Company Common Stock that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation with respect to the Company Common Stock outstanding immediately prior to the Effective Time. After the Effective Time, Company Common Stock presented to the Surviving Corporation or the Paying Agent for any reason, shall be canceled and exchanged as provided in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent and Acquisition Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”), which contains specific references to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (which disclosures shall also apply to any other Article or Section to the extent the relevance of the disclosure is reasonably apparent) or (b) as and to the extent set forth in the Company SEC Documents filed with, or furnished by the Company to, the SEC on or after July 1, 2010 and prior to the date hereof, to the extent the relevance of the disclosure is reasonably apparent (excluding any forward-looking disclosures, whether or not contained under the heading “forward-looking statements,” other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Acquisition Sub as follows:

Section 4.1          Organization and Qualification; Subsidiaries.

(a)           Each of the Company and its subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation.  Each of the Company and its subsidiaries has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Section 4.1(b)(i) of the Company Disclosure Schedule sets forth a complete list, as of the date hereof, of each subsidiary of the Company and its jurisdiction of organization or formation and the jurisdictions in which they are qualified to do business. Section 4.1(b)(ii) of the Company Disclosure Schedule sets forth each of the Company’s subsidiaries and the ownership interest of the Company in each such subsidiary, as well as the ownership interest of any other person or persons in each such subsidiary. All of the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly authorized, validly issued and are fully paid and nonassessable.  Except as set forth in Section 4.1(b)(iii) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of each subsidiary of the Company are owned by the Company, by one or more subsidiaries of the Company or by the Company and one or more subsidiaries of the Company, in each case free and clear of all Liens, except for any Permitted Liens. Except for the capital stock and other equity interests of its subsidiaries, neither the Company nor any of its subsidiaries owns, directly or indirectly, any capital stock or other equity interest in any other person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of five percent (5%) or less in publicly traded companies.

Section 4.2                      Certificate of Incorporation and Bylaws.  The Company has made available to Parent true, correct and complete copies of the current Amended and Restated Certificate of Incorporation and the Bylaws or other equivalent organizational or governing documents of the Company and each subsidiary, each as amended to date.  The Amended and Restated Certificate of Incorporation and the Bylaws of the Company and the equivalent organizational or governing documents of each of the Company’s subsidiaries are in full force and effect.  None of the Company or any of its subsidiaries or, to the knowledge of the Company, any of the other parties thereto, is in violation of any material provision of such organizational or governing documents, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3          Capitalization.

(a)           The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock and 50,000,000 shares of the Company’s preferred stock, par value $0.001 per share (the “Preferred Stock”). As of October 30, 2012, (i)  53,889,316 shares of Company Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 177,405 shares of Company Common Stock were held in treasury and (iv) no shares were held by a wholly owned subsidiary of the Company.  As of October 30, 2012 there were (i) 1,608,300 shares of Company Common Stock reserved for issuance pursuant to the Company ESPP; (ii) 11,349,379 shares of Company Common Stock reserved for issuance under the 1998 Plan, with Company Options to purchase 5,406,728 shares of Company Common Stock outstanding; (iii) 22,055 shares reserved for issuance under the Supplemental Purchase Plan; (iv) 190,000 shares of Company Common Stock reserved for issuance under the Directors’ Stock Option Plan, with Company Options to purchase 190,000 shares of Company Common Stock outstanding; (v) 194,100 shares reserved for issuance pursuant to the 2002 Plan, with Company Options to purchase 194,100 shares of Company Common Stock outstanding; and (vi) unvested and outstanding Company Restricted Stock Units with respect to 1,431,099 shares of Company Common Stock.  Except as set forth above, as of October 30, 2012, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding.  All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company ESPP and the Company Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b)           Section 4.3(b) of the Company Disclosure Schedule sets forth, as of October 30, 2012, (i) a list of all holders of Company Options under the Company Plans, the date of grant, the expiration date, the number of shares of Company Common Stock subject to such Company Option and the price per share at which such Company Option may be exercised and (ii) a list of all holders of Company Restricted Stock Units, the date of grant and the number of Company Restricted Stock Units owned by each such holder. To the knowledge of the Company, each Company Option and Company Restricted Stock Unit was appropriately authorized by the Company’s board of directors (or an authorized committee thereof) and granted in compliance with all applicable Laws and all of the terms and conditions of the Company Plan pursuant to which it was issued.

(c)           Except as set forth above and except as expressly permitted under Section 6.1, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

(d)           Except as contemplated by the Recapitalization and this Agreement, neither the Company nor any of its subsidiaries has any contract or other obligation to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any of the Company’s subsidiaries, or make any investment (in the form of a loan, capital contribution, or otherwise) in any of the Company’s subsidiaries or any other person.  None of the outstanding equity securities or other securities of the Company were issued in violation of the Securities Act or any other applicable Law and none of the outstanding equity securities or other securities of the subsidiaries of the Company were issued in violation of any applicable Law.  Except for (a) the investment of the Company’s (and its’ subsidiaries) cash and cash equivalents, and (b) as permitted under the Company’s Benefit Plans and 401(k) plan, neither the Company nor any of its subsidiaries owns or has any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, sublicense, contract or other agreement (each a “Contract”) or other obligation to acquire, directly or indirectly, any equity securities, ownership interests or other securities of any person (other than subsidiaries of the Company).  Neither the Company nor any of its subsidiaries is or has ever been a general partner of any general or limited partnership.

Section 4.4          Authority Relative to Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, to perform its obligations hereunder and, subject to receipt of the Requisite Stockholder Approval, to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution of this Agreement or to consummate the transactions contemplated hereby, including the Merger (other than, with respect to the Merger, the receipt of the Requisite Stockholder Approval, as well as the filing of the Certificate of Merger with the Secretary of State).  The Company’s board of directors has unanimously approved this Agreement, declared it to be advisable, approved the transactions contemplated hereby, determining them to be fair and in the best interest of the Company and its stockholders, and resolved to recommend to the stockholders of the Company the Company Recommendation that they vote in favor of the adoption of this Agreement in accordance with the DGCL.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.5          No Conflict; Required Filings and Consents.

(a)           None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Recapitalization, the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (i) subject to obtaining the Requisite Stockholder Approval, conflict with, violate or breach (x) any provision of the Restated Certificate of Incorporation or Bylaws of the

Company or (y) any provision of the organizational or governing documents of any of the Company’s subsidiaries, (ii) assuming the consents, approvals and authorizations specified in Section 4.5(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise in others any right of termination, amendment, acceleration or cancellation of, any Company Material Contract or accelerate the Company’s or, if applicable, any of its subsidiaries’, obligations under any such Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, breach, default, right, termination, amendment, acceleration, cancellation or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Except for (i) the filing of the Proxy Statement with the SEC and other filings required under, and in compliance with the other applicable requirements of, the Exchange Act, the Securities Act, or Blue Sky Laws, (ii) filings required by the rules of The Nasdaq Global Select Market, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) filings required under, and compliance with the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (v) the joint filing with the Committee on Foreign Investment in the United States, no consent or approval of, or filing, license, waiver, permit or authorization, declaration, registration or filing with or notification to, any Governmental Authority or any stock market or stock exchange on which shares of Company Common Stock are listed for trading are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, other than such consents, approvals, filings, licenses, permits or authorizations, declarations, registrations or filings or notifications that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.6          Permits and Licenses.  Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its subsidiaries to own, lease and operate the properties of the Company and its subsidiaries and to lawfully conduct their respective businesses as they are now being conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7          Compliance with Laws.

(a)           Except as disclosed in Section 4.7 of the Company Disclosure Schedule, the Company and each of its subsidiaries are in compliance with, and since August 1, 2011 have not breached or violated, and have not received written notice of any default or violation of, any Laws applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, in each case except for instances of non-compliance, breach, default or violation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           To the knowledge of the Company, neither the Company, nor its subsidiaries, nor its employees have corruptly given, loaned, paid, promised, offered or authorized the payments, directly or indirectly through a third party, of anything of value to any “foreign official,” as defined in the Foreign Corrupt Practices Act of 1977, as amended, (“FCPA”), to influence that official to obtain or return business or to secure some other improper advantage. The Company and its subsidiaries make and keep books, records and accounts that accurately and fairly reflect, in all material respects, transactions and have devised and maintained a system of internal accounting controls reasonably designed to comply with the FCPA.

(c)           To the knowledge of the Company, the Company is and has been in compliance with all U.S. economic sanctions laws, including but not limited to the Trading With the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act and any regulations or executive orders implementing and enforcing U.S. economic sanctions (collectively “Sanctions”).  The Company further represents that, to its knowledge, neither the Company nor any of its subsidiaries or any director, officer, employee, agent or affiliate acting on behalf of the Company or any of its subsidiaries, is a person that is, or is owned or controlled by a person that is the subject of any Sanctions, including the Specially Designated Nationals List administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control.  The Company and its subsidiaries hereby each represent that it is not knowingly engaged in any dealings or transactions for the benefit of or with any person, or in any country or territory, that is or was the subject of Sanctions.

(d)           To the knowledge of the Company, the Company is and has been in compliance with all U.S. export control laws, including but not limited to the Export Administration Act, the Export Administration Regulations and any other laws regulations or executive orders administering and enforcing U.S. export controls.  The Company further represents that, to its knowledge, the Company has obtained any and all required export licenses and that the Company and any of its subsidiaries are in compliance with such licenses.  Further, the Company represents that it has provided Parent with copies of all written reviews, reports, policies and procedures concerning its, and its subsidiaries’, export compliance programs.

Section 4.8          Company SEC Documents; Financial Statements.

(a)           Since July 1, 2010, the Company has filed with the SEC, on a timely basis, all required registration statements, forms, documents, proxy statements and reports required to be filed or furnished prior to the date hereof by it with the SEC (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, including any amendments thereto, the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff. There has been no written correspondence between the SEC and the Company since July 1, 2010 (other than as publicly available) and the Company has provided Parent with summaries of any material oral correspondence between the SEC and the Company since July 1, 2010. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. None of the Company’s subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b)           The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X under the Securities Act) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) in conformity with GAAP (except as may be indicated therein or in the notes thereto).

Section 4.9          Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company or any of its subsidiaries expressly for inclusion or incorporation by reference in the proxy statement relating to the adoption by the stockholders of the Company of this Agreement and the Patent Sale Agreement and relating to the Recapitalization (together with any amendments or supplements thereto, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  For the avoidance of doubt, the Company makes no representation or warranty with respect to any information supplied by Parent or Acquisition Sub or any of their respective Representatives or any other third party for inclusion or incorporation by reference in the Proxy Statement.

Section 4.10        Disclosure Controls and Procedures.  The Company has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) since July 1, 2010, has disclosed to the Company’s auditors and the audit committee of the Company’s board of directors (and made any such written summaries of such disclosures that were so provided available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

Section 4.11        Absence of Certain Changes or Events.  From January 1, 2012 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (a) the businesses of the Company and its subsidiaries have been conducted in the ordinary course of business consistent with past practice, and (b) there has not been any event, development or state of circumstance that, individually or in the aggregate has had or, would reasonably be expected to have a Material Adverse Effect.

Section 4.12         No Undisclosed Liabilities.  Except (a) as disclosed in the balance sheet of the Company and its subsidiaries as of June 30, 2012 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) for liabilities or obligations incurred or arising under the terms of any Contract or Permit binding upon the Company or any of its subsidiaries (including any contingent indemnification obligations), (d) for liabilities permitted or contemplated by this Agreement and (e) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business consistent with past practice, as of the date of this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet (or the notes thereto) of the Company and its subsidiaries, other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There are no unconsolidated subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.

Section 4.13        Absence of Litigation.  Except as disclosed in Schedule 4.13 of the Company Disclosure Schedule, as of the date hereof there is no claim, action, suit, arbitration, proceeding or investigation pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries, or any of their respective properties or assets at law or in equity, and there are no Orders, by or before any arbitrator or Governmental Authority, in each case as would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, as of the date of this Agreement, no director or officer of the Company or any of its subsidiaries is a defendant in any suit, action, or proceeding to which the Company or any of its subsidiaries is not also a defendant, including as a nominal defendant, in connection with his or her status as a director or officer of the Company or any of its subsidiaries.

Section 4.14        Employee Benefit Plans.

(a)           Company has furnished to Parent true and complete copies of each of the Company Benefit Plans and material documentation related thereto.  With respect to each Company Benefit Plan that is subject to ERISA reporting requirements, Company has provided copies of the Form 5500 reports filed for the last three plan years.  Company has furnished Parent with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Benefit Plan, and to Company’s knowledge nothing has occurred since the issuance of each such letter that could reasonably be expected to cause the loss of the tax-qualified status of any Company Benefit Plan subject to Code Section 401(a).

(b)           Each Company Benefit Plan has been operated and administered in accordance with its terms and applicable Law, including, but not limited to, ERISA and the Code, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect.  There are no pending investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Company Benefit Plans) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plan, other than any such investigations, proceedings, or claims that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including without limitation any contingent liability) under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or to any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.  None of Company or any  ERISA Affiliate has any actual or potential withdrawal liability (including without limitation any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(d)           Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on such qualification or tax-exempt status.

(e)           The consummation of the transactions contemplated by this Agreement, whether alone or together with any other event, will not (i) entitle any current or former employee or director of the Company or any of its subsidiaries to severance pay or any other payment under any Company Benefit Plan or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director under a Company Benefit Plan.

(f)           No Company Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of the Company or any of its subsidiaries, (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary, (v) or certain rights to exercise stock options for a period of time beyond such recipient’s last day of service with the Company.

(g)           With respect to each Company Benefit Plan established or maintained outside of the United States of America primarily for benefit of employees of the Company or any of its subsidiaries residing outside the United States of America (a “Non-U.S. Benefit Plan”), except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(h)           Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in material compliance with the requirements of 409A of the Code and guidance promulgated thereunder by its terms and has been operated in material compliance with such requirements.  All Company Options were granted with an exercise price at least equal to the fair market value of the Company’s common stock (as determined pursuant to the applicable provisions of Section 409A and 422 of the Code and the Regulations promulgated thereunder) on the date such options were granted by the Company’s board of directors (or a committee thereof), and the Company has not incurred nor would the Company or Parent reasonably be expected to incur any liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Company Options or Company Restricted Stock Units, nor would the vesting or settlement of such awards reasonably be expected to result in a violation of Section 409A of the Code.  In addition, there is no agreement, plan, arrangement or other contract which provides for the gross-up of any taxes imposed on an individual as a result of Section 409A of the Code.

(i)           There is no  agreement, plan, arrangement or other contract covering any current or former employee or other service provider of the Company or any subsidiary that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, as a result of the transactions and agreements contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162(m) of the Code (or any corresponding or similar provision of state, local or foreign law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign law).  There is no agreement, plan, arrangement or other contract which provides for the gross-up of any taxes imposed on an individual as a result of Section 4999 of the Code.

Section 4.15        Labor Matters.

(a)           Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreement, work rules or other agreement with any labor union, labor organization, employee association, or works council (each, a “Union”) applicable to employees of the Company or any of its subsidiaries (“Company Employees”).  None of the Company Employees is represented by any Union with respect to his or her employment with the Company or any of its subsidiaries, and to the Company’s knowledge, within the past three years, no Union has attempted to organize employees at the Company or any of its subsidiaries or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any Company Employees.  Within the past three years, there have been no actual or, to the Company’s knowledge, threatened in writing (A) work stoppages, lock-outs, strikes or other Union disruption at the Company or any subsidiary and, (B) (i) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Company Employees or (ii) unfair labor practice, unfair labor practice charges, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing with respect to Company Employees.

(b)           The Company and its subsidiaries are, and within the past three years have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, neither the Company nor any of its Subsidiaries has any liabilities under the WARN Act or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c)           To the knowledge of the Company, in the past three years, (i) no Governmental Authority has threatened or initiated any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings or other proceeding(s) or investigation(s) with respect to the Company or its subsidiaries arising out of, in connection with, or otherwise relating to any Company Employees or any Laws governing labor or employment and (ii) no Governmental Authority has issued or, to the Company’s knowledge, threatened to issue any significant citation, order, judgment, fine or decree against the Company or any of its subsidiaries with respect to any Company Employees or any Laws governing labor or employment.

(d)           The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or material violation of, or cause any material payment to be made under, any collective bargaining agreement, employment agreement, or consulting agreement with any individuals to which the Company or any of its subsidiaries is a party.

(e)           The representations and warranties set forth in Sections 4.14 and 4.15 are the Company's sole and exclusive representations and warranties regarding employee, employee benefit plan and labor matters.

Section 4.16        Intellectual Property.

(a)           Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its subsidiaries own or have the right to use in the manner currently used all patents, trademarks, trade names, copyrights, Internet domain names, service marks and trade secrets (the “Intellectual Property Rights”) that are material to the business of the Company and its subsidiaries as currently conducted (the “Company Intellectual Property Rights”), and (ii) neither the Company nor any of its subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property Rights.

(b)           To the Company’s knowledge, the conduct of the business of the Company and its subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other person, except for any such infringement that would not have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth in Section 4.16(b) of the Company Disclosure Schedule, none of the Company or any of its subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement by the Company or any of its subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           The Company has provided Parent with a list of the aggregate amounts paid to Company employees and consultants under the Company’s patent award/invention bonus policies and practices since July 1, 2008, and the Company has provided Parent with copies of all policies related thereto.

Section 4.17        Taxes.

(a)           Since July 1, 2009 (and to the knowledge of the Company from July 1, 2006 to June 30, 2009), each of the Company and its subsidiaries has timely filed (taking into account any extension of time within which to file), all income Tax Returns and other material Tax Returns required to be filed by any of them, in all applicable jurisdictions, and all such filed Tax Returns are true, correct, complete, and in accordance with all applicable Tax laws in all material respects.  To the knowledge of the Company, all Taxes due and owing by the Company and its subsidiaries (whether or not shown on such Tax Returns) have been fully and timely paid.

(b)           The unpaid Taxes of the Company and its subsidiaries (i) did not, as of the date of the most recent financial statements contained in the Company SEC Documents, exceed the amount of Tax liability (exclusive of any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet therein (rather than in any notes thereto) and (ii) do not and will not exceed such Tax liability amount as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries in filing their Tax Returns.  No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its subsidiaries in writing that has not been satisfied by payment, settled or withdrawn.  To the knowledge of the Company, since July 1, 2006, no claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation by that jurisdiction.

(c)           Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock occurring during the last two (2) years intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code.

(d)           There are not any pending audits, examinations, investigations, actions, suits, claims or other Proceedings in respect of any material amount of Taxes.

(e)           The Company and its subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Tax authority (in all material respects) all amounts required to be so withheld and paid under all applicable Laws, including any Taxes in connection with any amounts paid or owing to any present or former employee, officer, director, independent contractor, creditor, stockholder or any other third party.

(f)           The Company has made available to Parent correct and complete copies of (i) all Tax Returns of the Company and its subsidiaries, (ii) any audit report issued by any Governmental Entity (or otherwise with respect to any audit or proceeding in progress) relating to Taxes of the Company or any of its subsidiaries and (iii) all materials private letter rulings, closing agreements, settlement agreements, and similar documents sent to or received by the Company or any of its subsidiaries from any Governmental Entity relating to Taxes, in each case from July 1, 2006.

(g)           The Company is not, and has not been at any time within the past five years prior to the Closing, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(h)           There are no Liens for Taxes on any of the assets of the Company or any of its subsidiaries, other than Permitted Liens.

(i)           None of the Company or any of its subsidiaries has engaged in any “listed transaction” or “transaction of interest” each as defined in Treasury Regulation Sections 1.6011-4(b).  The Company and each of its subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(j)           Since July 1, 2006, neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in either case that is still outstanding.

(k)           Neither the Company nor any of its subsidiaries is a party to or bound by any material Tax allocation, indemnification or sharing agreement or any other material agreement of a similar nature, other than commercial agreements the principal purpose of which is unrelated to Taxes and which were entered into in the ordinary course of business.  Neither the Company nor any of its subsidiaries (i) has been a member of an “affiliated group” (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability or obligation for the Taxes of any Person (other than the Company or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise, other than commercial agreements the principal purpose of which is unrelated to Taxes and which were entered into in the ordinary course of business.

(l)           Neither the Company nor any of its subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the day of the Effective Time; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the day of the Effective Time; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the day of the Effective Time; (v) prepaid amount received on or prior to the day of the Effective Time or (vi) election under Section 108(i) of the Code.

(m)           Neither the Company nor any of its subsidiaries is subject to net income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.  The Company and its subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the company and its subsidiaries.

(n)           Each of the Company and its subsidiaries has conducted all aspects of its business in all material respects in accordance with the terms and conditions of all Tax rulings, Tax concessions and Tax holidays that were provided by any relevant tax authority.

Section 4.18        Material Contracts.

(a)           Except as set forth in Section 4.18 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any “Company Material Contract.”  For purposes of this Agreement, “Company Material Contract” means all Contracts to which the Company or any of its subsidiaries is a party or by which the Company, any of its subsidiaries or any of their respective properties or assets is bound (other than Company Plans or Company Benefit Plans) that:

   (i)        are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K, except for (A) forms related to Company Benefit Plans, (B) the Company's form of change in control agreement (and any amendments thereto), (C) the Company's form of indemnification agreement, and (D) consulting or transition agreements with former executive officers of the Company, under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

   (ii)        with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its subsidiaries, taken as a whole;

   (iii)       relate to Indebtedness and having an outstanding amount in excess of $100,000 individually or $500,000 in the aggregate, other than accounts receivable and payables incurred or arising in the ordinary course of business;

   (iv)       involve the acquisition from another person or disposition to another person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another person (A) for aggregate consideration under such Contract (or series of related Contracts) in excess of $100,000 and which were entered into on or after July 1, 2010, or (B) that contain representations, warranties covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its subsidiaries in excess of $100,000 per annum (in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory in the ordinary course of business);

   (v)       are Contracts (or a series of related Contracts) for the license or purchase of materials, supplies, goods, services, equipment or other assets providing for either (a) annual payments by the Company or any of its subsidiaries of $300,000 or more (during fiscal years 2010, 2011 or 2012) or (b) aggregate payments by the Company or any of its subsidiaries of $550,000 or more (combined in any two consecutive years during fiscal years 2010, 2011 and 2012), in each case other than those that can be terminated by the Company or any of its subsidiaries on less than 61 days’ notice without payment by the Company or any subsidiary of any material penalty;

   (vi)       are sales, distribution or other similar Contracts providing for the license or sale by the Company or any subsidiary of materials, supplies, goods, services, equipment or other assets that provide for either (a) annual payments to the Company and its subsidiaries of $1,000,000 or more (during fiscal years 2011 or 2012) or (b) aggregate payments to the Company and its subsidiaries of $1,500,000 or more (during fiscal years 2011 and 2012 combined), in each case other than those that can be terminated by the Company or any of its subsidiaries on less than 61 days’ notice without payment by the Company or any subsidiary of any material penalty;

   (vii)      prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its subsidiaries, prohibits the pledging of the capital stock of the Company or any subsidiary of the Company or prohibits the issuance of any guaranty by the Company or any subsidiary of the Company;

   (viii)     are agreements pursuant to which: (A) the Company or any of its subsidiaries has granted a license or sublicense to any Intellectual Property or Company Intellectual Property that is material to the conduct of the business of the Company or any of its subsidiaries, including any material waiver, release, or covenant-not-to sue, with respect to Intellectual Property or Company Intellectual Property to any person, other than non-exclusive licenses granted in the ordinary course of business and (B) the Company or any of its subsidiaries has received a license to any Intellectual Property and Company Intellectual Property, including any such waiver, release, or covenant-not-to sue, with respect to Intellectual Property from any person, the absence of which in either case would reasonably be expected to cause a Company Material Adverse Effect; or

   (ix)       are not terminable on less than ninety (90) days’ notice and contain provisions that prohibit the Company or any of its subsidiaries or any person that controls, or is under common control with, the Company from competing in any line of business or geographical area or with any person, except to the extent such Contracts are immaterial to the conduct of the business of the Company and its subsidiaries taken as a whole.

For the avoidance of doubt, all expired or terminated contracts are excluded from the definition of Company Material Contract.

(b)           Neither the Company nor any subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, as of the date of this Agreement no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any subsidiary has received notice of any breach or default under any Company Material Contract, except for breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  Each

Company Material Contract is a valid and binding obligation of the Company and, to the knowledge of the Company, is in full force and effect, except as would not have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)           Schedule 4.18(c) of the Company Disclosure Schedule sets forth a summary of all Contracts and agreements between the Company and a customer of the Company whereby the Company has agreed, at any time during the prior twenty-four (24) months, to any form of reduction in license fees, royalties or any other payments due (including, but not limited to agreements with customers to assess royalties on prorated net revenues) from amounts previously agreed upon by the Company and any customer with respect to the Company’s products and services; provided, however, that this Section 4.18(c) shall not apply to (i) credit memos or similar agreements in amounts less than $10,000, (ii) penalty fees waived in conjunction with a royalty audit, or (iii) renewals and license extensions for existing customers for license agreements and technology schedules that are entered into in the ordinary course of business.

(d)           Schedule 4.18(d) of the Company Disclosure Schedule sets forth a summary of all waivers of non-conformance granted by the Company at any time during the prior five (5) years to customers of the Company with respect to Contracts and agreements between the Company and a customer of the Company.

(e)           Schedule 4.18(e) of the Company Disclosure Schedule set forth a summary of all circumstances during the prior thirty-six (36) months in which the Company has previously granted a customer sublicensing rights with respect to the Company’s products and services; provided, however, that this Section 4.18(e) shall not apply to any license agreements entered into for a license fee of less than $10,000 (e.g. tools licenses and basic freedom to use or software licenses).

Section 4.19        Property.  As of the date hereof (a) the Company or one of its subsidiaries has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Liens), and (b) owns or leases all of the material tangible personal property shown to be owned or leased by the Company or any of its subsidiaries reflected in the latest audited financial statements included in the Company SEC Documents or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the ordinary course of business since the date of the latest audited financial statements included in the Company SEC Documents or otherwise no longer held due to casualty or destruction.  Except as set forth on Schedule 4.19 of the Company Disclosure Schedule, the Company has not received any notices of default under the Company Leases and the Company has no knowledge of any default or threatened default under any Company Lease.

Section 4.20        Environmental Matters.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s knowledge as of the date hereof, (a) the Company and its subsidiaries are in compliance with all applicable Environmental Laws, including possessing all permits required for their operations under applicable Environmental Laws, and are in compliance in all material respects with their terms and conditions and have timely filed all required renewal applications, (b) the Company or its subsidiaries have not received written notice from any Governmental Authority that remains outstanding alleging that the Company or its subsidiaries are or have been in violation of applicable Environmental Laws, (c) the Company and its subsidiaries have not caused or permitted a “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601 et seq.) in excess of a reportable and actionable quantity on their owned real property or real property leased by the Company or Parent (“Leased Properties”), which release remains unresolved, (d) the Company is not subject to any judicial or administrative proceeding, or outstanding order, judgment, decree or settlement alleging or addressing a material violation of or material liability under any Environmental Law; (e) the Company and its subsidiaries are not subject to any ongoing investigation, cleanup or other remediation activities respecting any Environmental Law or any release or threatened release of a hazardous substance into the environment, and the Company and its subsidiaries  have not received any written notice, request for information or order from a Governmental Authority or third party that any such investigation, cleanup or other remediation activity must be conducted, (f)  there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any material liability affecting the Company relating to or arising under Environmental Laws; (g) the owned real property and Leased Properties have not been used by the Company or its subsidiaries at any time as a landfill or as a treatment, storage or disposal facility for any Hazardous Substance; (h) there is not now, and there has not been, any underground or above ground storage tanks, surface impoundment, landfill or waste pile on or in any owned real property or the Leased Properties (in all instances used or caused by the Company or its subsidiaries, as applicable); (i) the Company and its subsidiaries have not received written notice with respect to, and are not subject to, any proceeding under any Environmental Law with respect to, any facility to which they have sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal; (j) the Company and its subsidiaries have filed all notices required to be filed (and relating to the Company) under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at any owned real property or Leased Properties; (k) the Company and its subsidiaries have made available to Parent a list of all reports in their possession and/or control prepared during the last five years disclosing the presence of any Hazardous Substance released or threatened to be released on, in or emanating from any owned real property and the Leased Properties and all material environmental audits, assessments, investigations or other analysis (in their possession and/or control prepared during the last five years) conducted with respect to those properties in the last five years; (l) no owned real property or any of  the Leased Properties contain: (i) any asbestos-containing material except for quantities of friable asbestos material that would not reasonably be expected to result in a Material Adverse Effect, (ii) any lead paint, formaldehyde, urea or any other Hazardous Substance, except for cleaning materials, batteries (including UPS back-up batteries), and office supplies used in the ordinary course of business in material compliance with Environmental Laws, or (iii) mold that has not been abated by a mold specialist; and (m) no claims, suits or proceedings are pending or, to Company’s knowledge, threatened in writing by any employee against the Company or any of its subsidiaries that are premised on exposure to, mold, lead,  asbestos or asbestos-containing material, or exposures to other chemicals. This Section 4.20 contains the only representations and warranties of the Company with regard to environmental matters.

Section 4.21        Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its subsidiaries maintain and are currently covered by valid and effective insurance policies that are adequate and otherwise customary for companies of similar size and financial condition and all premiums due and payable thereon have been paid, and (b) neither the Company nor any of its subsidiaries is in breach or default of any of the insurance policies, and neither the Company nor any of its subsidiaries has taken any action, or failed to take any action, which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification adverse to the Company’s interests of any of the material insurance policies.  Since December 31, 2010 through the date hereof, neither the Company nor any of its subsidiaries has received any notice of termination or cancellation or, as of the date hereof, denial of coverage with respect to any insurance policy maintained by the Company or any of its subsidiaries or any claim made pursuant to any such insurance policy, except for lapsed insurance policies for which the Company decided to replace its prior carriers with new carriers with similar coverage terms.

Section 4.22        Opinion of Financial Advisor.  The board of directors of the Company has received the opinion of J.P. Morgan Securities LLC on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration payable to each holder (other than Parent and its affiliates) of outstanding Company Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.  The Company has provided Parent with a copy of the opinion, solely for informational purposes.

Section 4.23        Takeover Statutes.  Assuming the accuracy of the representation contained in Section 5.11, the board of directors of the Company has taken all actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other restriction on business combinations contained in any applicable state takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) inapplicable to this Agreement, the Merger or any other transaction contemplated by this Agreement.

Section 4.24        Vote Required.  The affirmative vote of the holders of outstanding Company Common Stock representing at least a majority of all the votes entitled to be cast thereupon by holders of Company Common Stock (the “Requisite Stockholder Approval”) is the only vote of holders of securities of the Company that is necessary to adopt this Agreement and approve the transactions contemplated hereby, including the Recapitalization and the Merger.  For the avoidance of doubt, the Requisite Stockholder Approval is the only vote of holders of securities of the Company that is necessary to effect the Recapitalization, but will be voted on by Company stockholders in a proposal separate from the proposal to adopt this Agreement.

Section 4.25        Brokers.  Except as set forth in Schedule 4.25 of the Company Disclosure Schedule, no broker, finder or investment banker other than J.P. Morgan Securities LLC or Ocean Tomo, LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, complete copies of which have been provided to Parent on or before the date hereof.

Section 4.26        Patent Transactions.

(a)           Company has delivered to Parent true, correct and complete copies of the Patent Sale Agreement, the Assigned Patent License Agreement and the Retained Patent License Agreement.  To the Company’s knowledge, the Patent Sale Agreement, Assigned Patent License Agreement and Retained Patent License Agreement are or will be in full force and effect as of the Closing Date.  The Patent Sale Agreement, Assigned Patent License Agreement and Retained Patent License Agreement, in the forms so delivered, are or will be legal, valid and binding on the Company as of the Closing Date, enforceable against the Company in accordance with their terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b)           Each of the representations and warranties of the Company contained in the Patent Sale Agreement, the Assigned Patent License Agreement and the Retained Patent License Agreement (without giving effect to any materiality qualifications) shall be true and correct except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as of the Effective Time.

Section 4.27        Recapitalization.  Subject to receipt of the Requisite Stockholder Approval, the Company has all necessary corporate power and authority to effect the Recapitalization.  The Company’s board of directors has determined in good faith, after careful consideration of, among other things, (i) the financial condition of the Company, including, after giving effect to consummation of the Patent Sale Transaction, and (ii) applicable provisions of the DGCL, that the Recapitalization is permissible under applicable Law.

Section 4.28        No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, Parent and Acquisition Sub acknowledge that neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Acquisition Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof.  Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Acquisition Sub or any other person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Acquisition Sub in the electronic data room for Project Mars maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement (the “Electronic Data Room”), management presentations in expectation of the transactions contemplated by this Agreement or otherwise, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the separate disclosure letter which has been delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as of the date hereof as follows:

Section 5.1          Organization and Qualification; Subsidiaries.  Parent is a public limited company duly incorporated and validly existing under the laws of England and Wales.  Acquisition Sub is a corporation duly organized, validly existing and in good standing, under the laws of the State of Delaware.  Each of Parent and Acquisition Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and Acquisition Sub is duly qualified or licensed as a foreign corporation to do business, and, in the case of Acquisition Sub only, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failures to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.2          Certificate of Incorporation, Bylaws, and Other Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub (collectively, “Parent Organizational Documents”).  The Parent Organizational Documents are in full force and effect.  None of Parent, Acquisition Sub or, to the knowledge of Parent, any of the other parties thereto are in violation of any provision of the Parent Organizational Documents, as applicable, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.3          Authority Relative to Agreement.  Each of Parent and Acquisition Sub has all necessary power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which Parent and Acquisition Sub is or will be a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action of Parent and Acquisition Sub, and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution of this Agreement or to consummate the transactions contemplated hereby, including the Merger (other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State).  This Agreement has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.4          No Conflict; Required Filings and Consents.

(a)           None of the execution and delivery of this Agreement by Parent and Acquisition Sub, the consummation by Parent or Acquisition Sub of the transactions contemplated by this Agreement, including the Merger, or compliance by Parent or Acquisition Sub with any of the provisions of this Agreement will (i) conflict with, violate or breach any provision of the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of (x) Parent or (y) Acquisition Sub, (ii) assuming the consents, approvals and authorizations specified in Section 5.4(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law, judgment, writ or injunction or any Governmental Authority applicable to Parent or Acquisition Sub or by which any property or asset of Parent or Acquisition Sub is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Acquisition Sub pursuant to, any Contract to which Parent or Acquisition Sub is a party or by which Parent or Acquisition Sub or any property or asset of Parent or Acquisition Sub is bound, other than, in the case of clauses (ii) and (iii), for any such violations, breaches, defaults, rights, terminations, amendments, accelerations, or cancellations which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Except for (i) compliance with the applicable requirements of the Exchange Act, the Securities Act or Blue Sky Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) filing required under, and in compliance with Antitrust Laws, (iv) compliance with applicable rules of the UKLA, and (v) the joint filing with the Committee on Foreign Investment in the United States, no consent or approval of, or filing, license, waiver, permit or authorization, declaration, registration or filing with or notification to, any Governmental Authority or any stock market or stock exchange are necessary for the execution and delivery of this Agreement by Parent and Acquisition Sub, the performance by the Parent and Acquisition Sub of their obligations hereunder and the consummation by the Parent and Acquisition Sub of the transaction contemplated hereby, other than such consent, approval, filings, license permits, authorizations, declarations, registrations or filings with or notification that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5          Absence of Litigation.  As of the date hereof, there is no claim, action, suit, arbitration, proceeding, or investigation pending or, to the knowledge of Parent, threatened in writing against Parent, Acquisition Sub or any of their respective affiliates or any of their respective properties or assets at law or in equity, and there are no Orders by or before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.6          Absence of Certain Agreements.  Neither Parent nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal.

Section 5.7          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Acquisition Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8          Capitalization of Acquisition Sub.  As of the date of this Agreement, the authorized share capital of Acquisition Sub consists of 1,000 shares, par value $0.001 per share, of which 100 are validly issued and outstanding. All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned subsidiary of Parent.  Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and  the Merger and the other transactions contemplated by this Agreement.

Section 5.9          Brokers.  Other than Jefferies & Company, whose fees and expenses shall be borne solely by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 5.10        Sufficient Funds.  Parent has and, at the Effective Time will have, sufficient funds available (through existing credit arrangements or otherwise) to (a) consummate the Merger, including payment of the Aggregate Merger Consideration, and (b) pay all costs, fees and expenses related to this Agreement and the transactions contemplated hereby.  Parent and Acquisition Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Acquisition Sub’s or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement.

Section 5.11         DGCL Section 203.  Neither Parent or Acquisition Sub is, nor at any time during the last three (3) years has either Parent or Acquisition Sub been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.12        Parent Ownership of Company Securities.  Parent and its subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 5.13        WARN Act.  Parent and Acquisition Sub are neither planning nor contemplating, and Parent and Acquisition Sub have neither made nor taken, any decisions or actions concerning the Company Employees after the Closing that would require the service of notice under the WARN Act or similar local laws.

Section 5.14        Management Agreements.  Other than this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Acquisition Sub or any of their respective affiliates, on the one hand, and any member of the Company’s management or the board of directors or any of the Company’s affiliates, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.15        No Parent Vote Required.  No approval of the holders of the Parent’s shares is required by applicable Law, the Listing Rules of the UK Financial Services Authority, the London Stock Exchange, the Parent Organizational Documents, or otherwise for Parent and Acquisition Sub to approve and adopt this Agreement and to consummate the transactions contemplated hereby, including the Merger.

Section 5.16        Acknowledgement of Patent Sale Transaction Documents.  Parent acknowledges that (i) it has reviewed the Patent Sale Agreement, the Assigned Patent License Agreement and the Retained Patent License Agreement and (ii) the Company is subject to the agreements and obligations under the Patent Sale Agreement, Assigned Patent License Agreement and the Retained Patent License Agreement.

Section 5.17        Acknowledgement of Disclaimer of Other Representations and Warranties.  Parent and Acquisition Sub acknowledge that, as of the date hereof, they and their Representatives (a) have received access to (i) the Electronic Data Room, and (ii) such books and records, contracts and other assets of the Company which they and their Representatives, as of the date hereof, have requested to review, and (b) have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Parent and Acquisition Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) neither the Company nor any of its subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and Parent and Acquisition Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by the Company or any of its subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Acquisition Sub as having been authorized by such entity, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information  provided by the Company or addressed to Parent, Acquisition Sub or any of their

Representatives, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article IV.  Each of Parent and Acquisition Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and its subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1          Conduct of Business by the Company Pending the Merger.  The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly permitted pursuant to this Agreement, including effecting the Recapitalization and the Patent Sale Transaction, or (d) as set forth in Section 6.1 of the Company Disclosure Schedule, (x) the business of the Company and its subsidiaries shall be conducted only in, and such entities shall not take any action except in the ordinary course of business and in a manner consistent with past practice in all material respects and the Company and its subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations substantially intact and maintain existing relations with Governmental Authorities, top customers, suppliers, distributors, licensees, licensors, creditors, landlords, employees and other person with whom the Company maintains a material business relationship; provided, however, that no action by the Company or its subsidiaries with respect to matters specifically addressed by any provision of this Section 6.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision; and (y) the Company shall not:

(a)           except as set forth in Section 6.14 to effect the Recapitalization or except as it may relate to Section 5 of Article II of the Bylaws of the Company, amend or otherwise change the Amended and Restated Certificate of Incorporation or the Bylaws of the Company (or such equivalent organizational or governing documents of any of its subsidiaries);

(b)           except for transactions among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, including any actions taken in connection with the Patent Sale Transaction and Recapitalization as determined by the Company's board of directors or in connection with Section 6.14 hereof issue, sell, pledge, dispose, encumber, grant, confer or award any shares of its or its subsidiaries’ capital stock, or any options, warrants, restricted stock units, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option under any existing stock plan (except as otherwise provided by the terms of any unexercisable options or other equity awards outstanding on the date hereof or otherwise permitted to be granted under clause (iii), (iv) or (v) below); provided, however that (i) the Company may issue shares upon the vesting of any Company Restricted Stock Unit or the exercise of any Company

Option outstanding as of the date hereof or as may be granted after the date hereof under this Section 6.1, (ii) the Company may issue shares pursuant to the Company ESPP, employment agreements and Company Benefit Plans (and award agreements related thereto) in effect as of the date hereof, (iii) the Company may make grants and awards in accordance with the Company’s customary schedule, (iv) the Company may make customary grants and awards to newly hired employees or with respect to promotions or the Company’s equity compensation review process and (v) the Company may make grants and awards, as may be required under agreements executed prior to the date hereof, in the case of clauses (iii), (iv) and (v) in the ordinary course of business;

(c)           except as necessary to effect the Recapitalization, (i) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its subsidiaries’ capital stock, other than dividends paid by any subsidiary of the Company to the Company or any wholly owned subsidiary of the Company, or (ii) split, combine, or reclassify any of its capital stock or other equity of the Company, or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution of shares of capital stock of the Company;

(d)           except as required pursuant to existing written agreements or Company Benefit Plans in effect as of the date hereof, or written agreements for newly hired employees entered into in the ordinary course of business, or as otherwise required by Law, (i) materially increase the compensation or other benefits payable or to become payable to employees, directors or executive officers of the Company or any of its subsidiaries except in the ordinary course of business consistent with past practice (including, for this purpose, the normal salary, bonus and equity compensation review process conducted each year), (ii) grant any severance or termination pay to, or enter into any severance agreement with, any employee, director or executive officer of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, (iii) enter into any employment agreement with any employee or executive officer of the Company (except (x) to the extent necessary to replace a departing employee, (y) for employment agreements terminable on less than thirty (30) days’ notice without penalty, and (z) for extension of employment agreements in the ordinary course of business consistent with past practice), or (iv) establish, adopt, enter into or amend any collective bargaining agreement except as may be required by Law;

(e)           acquire, whether by purchase, merger, consolidation, or acquisition of stock, assets, properties, interests or businesses or make any investment in (whether by purchase of stock or securities, contributions to capital, loans to or property transfers), except in respect of any acquisition, merger, consolidation or business combination among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or any material amount of assets thereof, or a material license therefor, except (i) in the ordinary course of business, consistent with past practice, or (ii) if not in the ordinary course of business, with a value or purchase price not exceeding $100,000 in any transaction or related series of transactions; provided, however, this Section 6.1(e) shall not limit the Company’s ability to purchase assets in the ordinary course of business consistent with past practice or pursuant to existing contracts to which the Company or any of its subsidiaries is a party;

(f)           except in the ordinary course of business consistent with past practice, enter into, amend or terminate any lease or sublease of real property, including any Company Lease (whether as a lessor, sublessor, lessee or sublessee) or fail to exercise any right to renew any lease or sublease of real property;

(g)           sell or grant a license in or otherwise subject to any encumbrance or otherwise dispose of any material properties or assets, including Company Intellectual Property Rights, other than the granting of nonexclusive licenses in the ordinary course of business consistent with past practice, provided, however any such nonexclusive license does not have a value in excess of $10,000,000 in the aggregate;

(h)           grant any sublicense rights to any customer of the Company with respect to any Company product or services, except for any license agreements entered into for a license fee of less than $10,000 (e.g. tools licenses and basic freedom to use or software licenses);

(i)           make any loans or advances, otherwise incur any long-term indebtedness for borrowed money or guarantee any such indebtedness for any person (other than a Company subsidiary) except for indebtedness (i) incurred under the Company’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement, (iii) incurred under letters of credit in the ordinary course of business, or (iv) as otherwise required in the ordinary course of business consistent with past practice (including advances / reimbursements to employees for routine business and travel expenses);

(j)           (i) enter into a Contract which would be considered a Company Material Contract, (ii) modify, amend or terminate any Company Material Contract where such modification, amendment or termination would have a value in excess of $10,000, or (iii) waive, release or assign any rights or claims having a value in excess of $10,000 under a Company Material Contract, in each case, other than in the ordinary course of business;

(k)           modify, change, amend or grant any waivers of non-conformance to customers of the Company with respect to Contracts and agreements between the Company and a customer of the Company;

(l)           restructure, reorganize or completely or partially liquidate the Company or any of its subsidiaries or otherwise enter into any Contacts imposing material changes or material restrictions on any assets, operations or businesses of the Company and its subsidiaries;

(m)           make any material change to its methods of accounting in effect at June 30, 2012, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in applicable Law or (iv) as disclosed in the Company SEC Documents;

(n)           make or change any material Tax election, adopt or change any material method of Tax accounting, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax liability, file any materially amended Tax Return, consent to any extension or waiver of any limitation period with respect to Taxes, prepare any Tax Returns in a manner that is not consistent in all material respects with the past practice of the Company and its subsidiaries or take any other similar action relating the filing of any Tax Return or the payment of any Tax;

(o)           (i) pay, discharge, settle or satisfy any claims or legal proceedings with a settlement value in excess of $350,000, (ii) waive, release, grant or transfer any right of material value other than in the ordinary course of business consistent with past practice, or (iii) commence any legal action or proceeding where the amount claimed is in excess of $50,000;

(p)           with respect to the Patent Sale Agreement (or any Alternative Patent Sale Agreement), the Retained Patent License Agreement or the Assigned Patent License Agreement, waive or release any right of material value to the Company prior to the Effective Time;

(q)           materially delay the payment of any accounts payable by the Company or materially accelerate the payment of any accounts receivable to the Company, other than in the ordinary course of business;

(r)           except upon prior written notice to Parent, create or incur (i) any Lien on any Company Intellectual Property Rights owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its subsidiaries, or (ii) any Lien on any other assets of the Company or any of its subsidiaries, which assets have a value in excess of $1,000,000 in each case;

(s)           permit any Company Intellectual Property Rights to lapse or extinguish for failure to act, such as by failing to prosecute or failing to pay maintenance or other governmental fee, other than in the ordinary course of business;

(t)           notwithstanding Section 6.1(s), except upon reasonable prior written notice to Parent, file any patent application relating to any Company owned intellectual property which will not be exclusively retained by the Company, without license rights to any third party;

(u)           take any action (or omit to take any action) if such action (or omission) would, or would be reasonably likely to result in (i) any representation or warranty of the Company set forth in this Agreement that is qualified as to materiality becoming untrue (as so qualified) or (ii) any such representation or warranty that is not so qualified becoming untrue in any material respect; or

(v)           enter into any agreement to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Section 6.1 shall prohibit the Company from amending the Patent Sale Agreement or entering into an alternative definitive agreement to sell the patents contemplated by the Patent Sale Agreement (an “Alternative Patent Sale Agreement”); provided that (i) the Assigned Patents (as such term is defined in the Patent Sale Agreement) remain unchanged, (ii) the patent license agreements associated with an Alternative Patent Sale Agreement are on terms no less favorable to the Company or Parent or Surviving Corporation in all material respects than the Assigned Patent License Agreement and the Retained Patent License Agreement, and (iii) any Alternative Patent Sale Agreement does not impose any additional material liabilities on the Company or Parent or Surviving Corporation (following the closing of the patent sale) (other than any additional Tax liability, and in any such case, the parties will agree in good faith to adjust the Holdback Amount accordingly, provided, however, that in no event shall the Holdback Amount be decreased without Parent’s express written consent).  For all purposes of this Agreement, any such Alternative Patent Sale Agreement entered into by the Company shall, following the execution of such Alternative Patent Sale Agreement, be deemed to be the Patent Sale Agreement.

Section 6.2          Proxy Statement.

(a)           Preparation and Filing of Proxy Statement.  The Company shall, with the assistance of Parent, as soon as reasonably practicable following the date hereof (but in no event later than 21 days) prepare and file with the SEC the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand with respect to this Agreement.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Proxy Statement.  The Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b)           Mailing of Proxy Statement; Amendments.  The Company shall cause the Proxy Statement to be mailed to the holders of Company Common Stock as of the record date established for the Stockholders’ Meeting as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement.  If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others.  Except for annual, quarterly and current reports filed or furnished with the SEC under the Exchange Act, which may be incorporated by reference therein, no filing of, or amendment or supplement to the Proxy Statement relating to the Merger will be made by the Company without providing Parent the opportunity to review and comment thereon. Each of Parent, Acquisition Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

(c)           Cooperation.  Parent shall furnish to the Company all information concerning Parent and Acquisition Sub required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC).  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response to the extent related to this Agreement.

Section 6.3          Stockholders’ Meeting.  The Company shall, as promptly as reasonably practicable following the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement, take all action necessary in accordance with applicable Law, the rules of The NASDAQ Global Select Market and the Restated Certificate of Incorporation and the Bylaws of the Company to duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Requisite Stockholder Approval.  Subject to the ability of the board of directors of the Company to make an Adverse Recommendation Change in accordance with Section 6.6(c), the board of directors of the Company shall make the Company Recommendation with respect to the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and shall include such recommendation in the Proxy Statement.  Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by Parent or Acquisition Sub in favor of the adoption of this Agreement the approval of the Merger and the approval of the Recapitalization at the Stockholders’ Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Stockholders’ Meeting (i) as necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Stockholders’ Meeting, (ii) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Stockholders’ Meeting, (iii) if required by applicable Law or (iv) if in the good faith judgment of the board of directors of the Company (after consultation with legal counsel), an adjournment or postponement of the Stockholders’ Meeting would be consistent with the fiduciary duties of the members of the board of directors of the Company under applicable Law. Subject to the provisions of this Agreement, the Company will use reasonable best efforts to solicit from holders of Company Common Stock proxies in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and to take all other action necessary or advisable to secure the vote or consent of holders of Company Common stock required by the rules of the NASDAQ Global Select Market or applicable Laws to obtain such approvals.

Section 6.4          Appropriate Action; Consents; Filings.

(a)           Subject to Section 6.6, the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied, including (i) the obtaining of all necessary actions or nonactions, consents and approvals from Governmental Authorities or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions, including the Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.

(b)           Each of Parent and the Company shall use reasonable best efforts to take (and to cause their affiliates to take) promptly any and all steps reasonably necessary to obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement, including the Merger, as promptly as practicable; provided, however, that nothing in this Agreement, including this Section 6.4(b), shall be construed to obligate Parent, Acquisition Sub, or any of their affiliates to commit to or effect, by consent decree, hold separate orders, trust, or otherwise, the sale, license, or other disposition of any or their respective assets or businesses, even if such a step would avoid the entry of, or would effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement.

(c)           Each of Parent and the Company shall give (or shall cause its respective subsidiaries to give) any notices to third parties, and Parent shall use, and cause each of its affiliates to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any third party consents not covered by paragraphs (a) and (b) above that are necessary, proper or advisable to consummate the Merger.  Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement.  Notwithstanding the foregoing, obtaining any third party consents pursuant to this Section 6.4(c) shall not be considered a condition to the obligations of the Parent and Acquisition Sub to consummate the Merger.

(d)           Following the Effective Time, each of Parent, Acquisition Sub and the Company agrees to cooperate fully with the other parties to this Agreement and the Patent Purchaser, to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to this Agreement or the Patent Purchaser, to evidence and better reflect the Patent Sale Transaction and to carry into effect the intents and purposes of this Agreement and the Patent Sale Agreement.

Section 6.5          Access to Information; Confidentiality.

(a)           From the date hereof to the Effective Time or the earlier termination date of this Agreement, if any, pursuant to Section 8.1, to the extent permitted by applicable Law and contracts, the Company will provide to Parent and its Representatives reasonable access during normal business hours to the Company’s and its subsidiaries’ properties, books, Contracts and records and other information as Parent may reasonably request regarding the business, assets, liabilities, properties, employees and other aspects of the Company and its subsidiaries, but only to the extent that such access does not unreasonably interfere with the business or operations of the Company and its subsidiaries or could otherwise result in significant interference with the discharge by employees of the Company or its subsidiaries of their material duties; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (i) breach any agreement with any Third Party, (ii) constitute a waiver of the attorney-client or other privilege held by the Company, or (iii) otherwise violate any applicable Laws, including data privacy laws.

(b)           The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall remain in full force and effect.

Section 6.6          Non-Solicitation; Acquisition Proposals.

(a)           Except as expressly permitted by this Section 6.6, the Company agrees that neither it nor any of its subsidiaries shall, and the Company and its subsidiaries shall not authorize any of their respective Representatives to, from the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, directly or indirectly, (x) solicit, initiate, seek, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (y) engage in, continue or otherwise participate in any discussions or negotiations with (other than to state they are not permitted to engage discussions), or furnish any non-public information relating to the Company or any of its subsidiaries to, or afford access to the books or records of the Company or its subsidiaries to, any Third Party that, to the knowledge of the Company, is seeking to make, or has made, a Competing Proposal, or (z) approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”).

(b)           At any time after the date hereof and prior to obtaining the Requisite Stockholder Approval, the Company or its board of directors, directly or indirectly through its Representatives, may (i) furnish nonpublic information to any Third Party making an unsolicited, written Competing Proposal (provided, however, that prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement), and (ii) engage in discussions or negotiations with such Third Party with respect to the Competing Proposal if: (x) such Third Party has submitted an unsolicited, written Competing Proposal which the board of directors of the Company determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the board of directors of the Company determines in good faith, after consultation with legal counsel, that failure to take such action would likely be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, (a) such Competing Proposal did not result from a breach of this Section 6.6, and (b) the Company gives Parent the notice required by Section 6.6(e).  Prior to taking any of the actions referred to in this Section 6.6(b), and in accordance with Section 6.6(e) below, the Company shall notify Parent and Acquisition Sub orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this Section 6.6(b).

(c)           Except as expressly permitted by this Section 6.6(c), neither the board of directors of the Company nor any committee thereof shall (i) withdraw, change, qualify or modify, or publicly propose to withdraw, change, qualify or modify, in a manner adverse to Parent or Acquisition Sub, the Company Recommendation; (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Competing Proposal or Alternative Acquisition Agreement made or received after the date hereof (any of the actions described in clauses (i) and (ii) of this Section 6.6(c), an “Adverse Recommendation Change”); or (iii) cause or permit the Company to enter into any Alternative Acquisition Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, the board of directors of the Company shall be permitted (x) to terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal, subject to compliance with Section 6.6(d) and Section 8.3, if the board of directors of the Company (A) has received a Competing Proposal that, in the good faith determination of the board of directors of the Company, constitutes, or could reasonably be expected to lead to, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Acquisition Sub pursuant to, Section 6.6(d), and (B) determines in good faith, after consultation with its legal advisors, that failure to take such action may be inconsistent with the directors’ fiduciary duties under applicable Law, or (y) to effect an Adverse Recommendation Change described in clause (i) of such definition, if the board of directors of the Company determines in good faith, after consultation with its legal advisors, that failure to take such action may be inconsistent with the directors’ fiduciary duties under applicable Law.

(d)           The Company shall not be entitled to effect an Adverse Recommendation Change or to terminate this Agreement as permitted under Section 6.6(c) with respect to a Superior Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent and Acquisition Sub that the Company intends to take such action and provides a copy of the Superior Proposal and a copy of any transaction agreements, (ii) during the three (3) Business Day period following Parent’s and Acquisition Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Acquisition Sub in good faith (to the extent Parent and Acquisition Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the three (3) Business Day period, the board of directors of the Company shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Acquisition Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.  Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.6(d); provided, however, that references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period; and provided, further that the Company has complied in all material respects with its obligations under this Section 6.6 and that any purported termination is in accordance with Section 8.1 and the Company pays Parent the applicable Termination Fee in accordance with Section 8.3 prior to or concurrently with such termination.

(e)           From and after the date hereof, the Company shall, as promptly as reasonably practicable (and in any event within two (2) days), advise Parent and Acquisition Sub of receipt by the Company of any Competing Proposal or any request for non-public information in connection with any Competing Proposal, the material terms and conditions of any such Competing Proposal or request, including a copy of the Competing Proposal and any related draft agreements, and shall as promptly as reasonably practicable (and in any event within two (2) days) advise Parent and Acquisition Sub of any material amendments to any such Competing Proposal or request.

(f)           Nothing contained in this Agreement shall prohibit the Company or its board of directors, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company’s stockholders) if the board of directors of the Company has determined in good faith, after consultation with legal counsel, that the failure to do so may be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that any disclosures permitted under this Section 6.6(f) shall not be a basis, in themselves, for Parent to terminate this Agreement pursuant to Section 8.1(d)(i).

(g)           For purposes of this Agreement:

   (i)        “Competing Proposal” shall mean, other than the transactions contemplated by this Agreement and the Patent Sale Agreement, any bona fide proposal or offer (other than a proposal or offer by Parent or any of its subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company as determined on a book-value basis; (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of twenty percent (20%) or more of the assets of the Company and its subsidiaries, taken as a whole as determined on a book-value basis; (iii) the acquisition in any manner, directly or indirectly, by any person of twenty percent (20%) or more of the issued and outstanding shares of Company Common Stock, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of the Company Common Stock or any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company as determined on a book-value basis.  For the avoidance of doubt, an Alternative Patent Sale Agreement shall not be deemed to be a Competing Proposal.

   (ii)        “Superior Proposal” shall mean a Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the board of directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), are more favorable to the Company and its stockholders than the transactions contemplated by this Agreement (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.6(d)).

Section 6.7          Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its subsidiaries as provided in the Company’s or each of the Company’s subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor all obligations of the Company to the Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by the Laws of the State of Delaware and required by: (x) the Restated Certificate of Incorporation or Bylaws (or equivalent organizational or governing documents) of the Company or any of its subsidiaries or affiliates as in effect on the date of this Agreement and (y) the indemnification agreement(s) of the Company or its subsidiaries or other applicable contract(s) as in effect on the date of this Agreement, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) above in any manner that would adversely affect the rights thereunder of any Indemnitees, unless such modification is required by the Laws of the State of Delaware.

(b)           Without limiting the provisions of Section 6.7(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation will to the extent permitted by the Laws of the State of Delaware: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including reasonable attorneys’ fees), judgments, inquiries, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, employee, fiduciary or agent of the Company or any of its subsidiaries or affiliates; or (y) the

Recapitalization, the Merger, the Merger Agreement and any transactions contemplated hereby or by the Patent Sale Agreement; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified.  Notwithstanding anything to the contrary contained in this Section 6.7(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a covered person for which indemnification may be sought under this Section 6.7(b) unless such settlement, compromise, consent or termination includes an unconditional release of such covered person from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee or such Indemnitee otherwise consents in writing to such settlement, compromise, consent or termination.

(c)           Prior to the Effective Time, the Company shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that such D&O Insurance must have the limits set forth on Section 6.7 of the Company Disclosure Schedule.

(d)           The Indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7.  The provisions of this Section 6.7 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives.

(e)           The rights of each Indemnitee under this Section 6.7 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee with the Company or any of its subsidiaries.

(f)           Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives.  In the event that Parent or the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.7.

Section 6.8          Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Merger or the transactions contemplated hereby, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any actions, suits, written claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby and (c) or the discovery by a party to this Agreement of any fact, circumstance or event, the occurrence or non-occurrence of which, would reasonably be expected to cause any of the conditions of the obligations of such party to consummate the Merger as set forth in Article VII not to be satisfied or the satisfaction of which to be materially delayed in violation of this Agreement.  The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated herein, and no such settlement shall be agreed upon without Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 6.9          Public Announcements.  The Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any such press release or make any public statement prior to obtaining the other parties’ written consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto.

Section 6.10        Employee Matters.

(a)           Parent shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its subsidiaries (the “Company Employees”) compensation and benefits that are, in the aggregate, no less favorable than the compensation and benefits provided by Parent to its similarly situated employees.

(b)           For purposes of eligibility, vesting, benefit accrual and determination of level of benefits under the compensation and benefit plans, programs, agreements and arrangements of Parent, the Company, the Surviving Corporation or any respective subsidiary and affiliate thereof providing benefits to any Company Employees after the Closing (the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company subsidiaries and their respective affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan.  Parent shall continue to maintain Company Benefit Plans providing medical, dental, pharmaceutical and/or vision benefits until the end of the applicable plan year in which the Closing occurs.

Section 6.11        Acquisition Sub.  Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, (b) cause the Surviving Corporation to perform its obligations under this Agreement and (c) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 6.12        No Control of the Company’s Business.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ operations.

Section 6.13        Rule 16b-3 Matters.  Prior to the Effective Time, the Company may take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14        Recapitalization and Holdback; Tax Characterization.  Following the closing of the Patent Sale Transaction but prior to the Closing, the Company shall, subject to obtaining the Requisite Stockholder Approval, effect the Recapitalization by filing a certificate of amendment to the Amended and Restated Certificate of Incorporation of the Company in substantially the form attached hereto as Exhibit A (the “Recapitalization Certificate”); provided however, that the Company shall take all actions necessary or appropriate such that the aggregate Recapitalization amount shall be reduced to the extent necessary to cause the Company to have available cash, following the Recapitalization, in an amount equal to at least Ninety-Nine Million Seven Hundred Thousand Dollars ($99,700,000), as may be adjusted in the event of an Alternative Patent Sale Agreement (the “Holdback Amount”).  Parent, Acquisition Sub and the Company acknowledge and agree that (x) each share of Company Common Stock issued and outstanding immediately prior to the Recapitalization shall, as a result of the Recapitalization, be converted into the right to receive an amount in cash equal to (i) (a) the amount of cash held by the Company following the closing of the Patent Sale Transaction less (b) the Holdback Amount, less (c) the Total Option Cash Payments divided by (ii) (a) the outstanding shares of Company Common Stock plus (b) the outstanding Company Restricted Stock Units, to be calculated one Business Day prior to the Recapitalization in accordance with Schedule 6.14 of the Company Disclosure Schedule  (the “Recapitalization Cash Portion”, and the sum of all such payments, the “Total Recapitalization Cash Portion”) and 0.1479 shares of Company Common Stock, and (y) the Recapitalization of Company Common Stock is both a condition to, and part of a plan that includes, the consummation of the Merger.  Accordingly, Parent, Acquisition Sub and the Company shall treat, and shall cause their affiliates to treat, such Recapitalization and the conversion of Company Common Stock described in Section 3.1(b) as a single integrated transaction for U.S. federal income Tax purposes governed by Zenz v. Quinlivan, 213 F.2d 914 (6th Cir. 1954) and Revenue Ruling 54-458, 1954-2 C.B. 167, and shall file all Tax Returns and reports consistent with such treatment, shall not treat any portion of the

Recapitalization as a dividend for U.S. federal income Tax purposes, and shall take no position inconsistent therewith in any such Tax Return or report or in any proceeding in respect of Taxes.

Section 6.15        Resignation of Directors.  The Company shall use reasonable best efforts to obtain and deliver to Parent prior to and in connection with the Closing (to be effective as of the Effective Time) the resignation of each director of the Company and each of its subsidiaries (in each case, in their capacities as directors and not employees).

Section 6.16        Patent Sale Transaction.  The Company shall perform or comply in all material respects with all material agreements and covenants required by the Patent Sale Agreement to be performed or complied with by it on or prior to the consummation of the Patent Sale Transaction; provided, that the Company shall not have any liability to Parent whatsoever under this Section 6.16 for any non-performance or non-compliance by the Company under the Patent Sale Agreement if such non-performance or non-compliance by the Company is waived by Patent Purchaser.  Section 6.16 of the Company Disclosure Schedule lists all costs incurred by the Company relating to the Patent Sale Transaction and such costs shall be paid by the Company prior to the Closing.

Section 6.17        Fairness Opinion Fee.  The Company shall pay the amount listed on Section 6.17 of the Company Disclosure Schedule owed to J.P. Morgan Securities, LLC for the delivery of a fairness opinion prior to the Closing.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1          Conditions to the Obligations of Each Party.  The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)           the Requisite Stockholder Approval approving the Merger and the Recapitalization shall have been obtained;

(b)           no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining, limiting, restricting, restraining, or otherwise prohibiting the consummation of the Merger;

(c)           the Recapitalization shall have been consummated;

(d)           the Patent Sale Transaction shall have been consummated; and

(e)           the Company and Parent shall have received written approval from the Committee on Foreign Investment in the United States approving the Merger and the transactions contemplated hereby.

Section 7.2          Conditions to the Obligations of Parent and Acquisition Sub.  The respective obligations of Parent and Acquisition Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following further conditions:

(a)           each of the representations and warranties of the Company contained in this Agreement, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date hereof and as of the Closing Date as though made on or as of such date, except for (i) any such representation and warranty expressly speaking as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) such failures of such representations and warranties to be true and correct (as of any date) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as of the Effective Time with the same effect as though made as of the Effective Time;

(b)           the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)           the Company shall have available an amount of cash greater than or equal to the Holdback Amount;

(d)           there shall not be pending any Law, Order, suit, action or proceeding by any Governmental Authority enjoining, limiting, restricting, restraining, or otherwise prohibiting the consummation of the Closing or, to the extent directly or indirectly connected with the Patent Sale Transaction, seeking to restrain or prohibit the consummation of the Closing;

(e)           the Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied;

(f)           since the date hereof, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(g)           the Company shall have delivered a duly executed certificate in compliance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3)(i) in form and substance reasonably satisfactory to Parent, that the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(h)            the number of Dissenting Shares in respect of which appraisal rights are demanded pursuant to the provisions of Section 262 of the DGCL shall represent not more than fifteen percent (15%) of the outstanding Company Common Stock as of the Effective Date;

(i)           the Company shall have complied with its obligations in Section 6.7(c);

(j)           the Company shall have paid all costs incurred by the Company relating to the Patent Sale Transaction identified on Section 6.16 of the Company Disclosure Schedule;

(k)           the Company shall have paid all amounts to J.P. Morgan Securities identified on Section 6.17 of the Company Disclosure Schedule; and

(l)           the Company shall have delivered a duly executed certificate, dated the Effective Time and signed by a senior officer on behalf of the Company, certifying that no claims for indemnification under the Patent Sale Agreement have been made by Patent Purchaser.

Section 7.3          Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following further conditions:

(a)           each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications) shall be true and correct as of the date hereof and as of the Closing Date as though made on or as of such date, except for (i) any such representation and warranty expressly speaking as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) such failures of such representations and warranties to be true and correct (as of any date) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect as of the Effective Time with the same effect as though made on and as of the Effective Time;

(b)           Parent and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time; and

(c)           Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4          Frustration of Conditions.  None of the Company, Parent or Acquisition Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1          Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a)           by mutual written consent of each of Parent and the Company duly authorized by each of their respective boards of directors; or

(b)           by either Parent or the Company, if:

   (i)        the Effective Time shall not have occurred on or before April 5, 2013 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (including, in the case of Parent, the failure of Acquisition Sub) to perform any of its obligations under this Agreement, the failure to act in good faith or the failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date; or

   (ii)       (A) a Law shall have been enacted, entered or promulgated prohibiting the consummation of the Merger on the terms contemplated hereby or (B) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii)(B) shall have used its reasonable best efforts to remove such Order or other action; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii)(B) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform any of its obligations under this Agreement;

   (iii)       if the Requisite Stockholder Approval shall not have been obtained by the Company at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure by the Company to perform any of its obligations under this Agreement has been the principal reason or resulted in the failure to obtain the Requisite Stockholder Approval; or

(c)           by the Company if:

   (i)        Parent or Acquisition Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within thirty (30) days of receipt by Parent of written notice of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if: the Company is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in a failure of a condition set forth in Section 7.2(a), Section 7.2(b), or Section 7.2(c); or

   (ii)        Prior to receipt of the Requisite Stockholder Approval (x) the board of directors of the Company has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 6.6(c) and Section 6.6(d), and (y) concurrently with such termination, the Company pays to Parent the fee specified in Section 8.3(a)(ii)); or

   (iii)       all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Acquisition Sub fail to consummate the Merger within three (3) Business Days following the date the Closing should have occurred; or

(d)           by Parent if:

   (i)        the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would result in a failure of any condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c), and (y) cannot be cured on or before the Termination Date (giving effect to the possible extension thereof pursuant to Section 8.1(b)(i)) or, if curable, is not cured by the Company within thirty (30) days of receipt by the Company of written notice of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if: Parent or Acquisition Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b); or

   (ii)       (x) the board of directors of the Company shall have made an Adverse Recommendation Change; (y)  the board of directors of the Company approves or recommends a Competing Proposal or the Company enters into an Alternative Acquisition Agreement; or (z) the board of directors of the Company fails to include the Company Recommendation in the Proxy Statement;

   (iii)       any material amendment, change, modification or waiver to the terms, conditions and obligations of (a) the Patent Sale Agreement, (b) the Assigned Patent License Agreement, or (c) the Retained Patent License Agreement, that would reasonably be expected to have a material adverse effect on the Surviving Corporation, is made without the express prior written consent of Parent; or

   (iv)       any effect, change, event or occurrence has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 8.2          Effect of Termination.  In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of Expenses or out-of-pocket costs) resulting from any breach of this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all remedies available at law or in equity; and provided further, that the Confidentiality Agreement, and the provisions of Section 6.5(b), Section 6.9, this Section 8.2, Section 8.3, Section 8.6, Article IX and Appendix A shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3                      Termination Fees.

(a)           If, but only if, the Agreement is terminated by:

   (i)        (x) either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), or by Parent pursuant to Section 8.1(d)(i), Section 8.1(d)(ii)(x), Section 8.1(d)(ii)(z), Section 8.1(d)(iii) and (y) the Company (A) receives or has received a Competing Proposal from a Third Party after the date hereof, which Competing Proposal becomes publicly known, and (B) within twelve (12) months of the termination of this Agreement, enters into, agrees to or consummates a transaction regarding such Competing Proposal or any Competing Proposal, then the Company shall pay, or cause to be paid, to Parent an amount equal to Two Million Seven Hundred and Fifty Thousand Dollars ($2,750,000) (the “Termination Fee”) and the Parent’s reasonable and documented out-of-pocket fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, such fees and expenses to not exceed Two Million Dollars ($2,000,000), not later than the third (3rd) Business Day following the execution of the agreement relating to such transaction arising from such Competing Proposal (provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”); or

   (ii)       the Company pursuant to Section 8.1(c)(ii) or Parent pursuant to Section 8.1(d)(ii)(y), then the Company shall pay, or cause to be paid, to Parent the Termination Fee and the Parent’s reasonable and documented out-of-pocket fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, such fees and expenses to not exceed Two Million Dollars ($2,000,000) concurrently with such termination;

(b)           Notwithstanding anything to the contrary set forth in this Agreement:

   (i)        the parties agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion; and

   (ii)       the parties agree that the Termination Fee shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(a) shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (except that the Company shall also be obligated with respect to Section 8.3(d)).

(d)           Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii)  the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4          Amendment.  This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time whether before or after receipt of the Requisite Stockholder Approval; provided, however, that after the Requisite Stockholder Approval has been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company without such further approval of such stockholders nor any amendment or change not permitted under applicable Law.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5          Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein.  Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.6          Expenses; Transfer Taxes.  Except as provided in Section 6.14, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1          Non-Survival of Representations, Warranties and Agreements.  The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any party hereto shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7 and Section 6.10.

Section 9.2          Notices.  Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission) (provided that any notice received by facsimile or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Acquisition Sub:

Imagination Technologies Group plc
Imagination House
Home Park Estate
Kings Langley
Hertfordshire
United Kingdom WD4 8LZ
Phone: +44 (0)1923 260511
Fax: +44 (0)1923 268969
Attention: General Counsel

with a copy (which shall not constitute notice) to:

DLA Piper UK LLP	DLA Piper LLP (US)
3 Noble Street	300 Park Avenue, Suite 100
London	Florham Park, New Jersey 07932
United Kingdom EC2V 7EE	United States of America
Phone: +44 (0) 8700 111 111	Phone: (973) 520-2550
Fax: +44 (0) 20 7796 6666	Fax: (973) 520-2575
Attention: Charles Severs	Attention : Andrew P. Gilbert

if to the Company:

MIPS Technologies, Inc.
955 East Arques Avenue
Sunnyvale, California 94085-9521
Phone: (408) 530-5000
Fax: (408) 530-5154
Attention: General Counsel

with a copy (which shall not constitute notice) to each of:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California 94301
Phone: (650) 470-4500
Fax: (650) 470-4570
Attention: Kenton J. King

Section 9.3                      Interpretation; Certain Definitions.  The parties have participated jointly in the negotiation and drafting of this Agreement.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated.  The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws.  References to a person are also to its successors and permitted assigns.  All references to “dollars” or “$” refer to currency of the United States of America.  References to “wholly owned subsidiaries” of the Company shall include any subsidiary of which the Company owns, directly or indirectly, 100% of the equity interests.

Section 9.4          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5          Assignment.  Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto.

Section 9.6          Entire Agreement.  This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7          No Third-Party Beneficiaries.  This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for (a) the rights of the Company’s stockholders to receive the Merger Consideration at the Effective Time, (b) the right of the holders of Company Options and Company Restricted Stock Units to receive the Option Cash Payment or the Restricted Stock Unit Payment, as applicable, at the Effective Time, (c) the right of the Company, on behalf of its stockholders and holders of Company Options or Company Restricted Stock Units, as applicable, to collect the Aggregate Merger Consideration (or any portion thereof) and/or pursue damages (which shall include, to the extent proven, the total amount that could have been claimed by the Company’s stockholders and holders of Company Options or Company Restricted Stock Units if such holders brought an action against Parent and Acquisition Sub and were recognized as intended third-party beneficiaries hereunder) in the event of Parent’s or Acquisition Sub’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Parent and Acquisition Sub, (d) the provisions of Section 6.7, (e) the provisions of Section 6.4(d) and (e) the provisions of Section 6.10.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other person.  The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8          Governing Law.  This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.9          Specific Performance.  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.10        Consent to Jurisdiction.

(a)           Except with respect to requests for equitable relief in accordance with Section 9.9, each of Parent, Acquisition Sub and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court.

(b)           Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.10 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.11        Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.12        WAIVER OF JURY TRIAL.  EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IMAGINATION TECHNOLOGIES GROUP PLC

By:	/s/ Hossein Yassaie
	Name:	Hossein Yassaie
	Title:	Chief Executive Officer

IMAGINATION ACQUISITION SUB, INC.

By:	/s/ Richard Smith
	Name:	Richard Smith
	Title:	Chief Financial Officer

MIPS TECHNOLOGIES, INC.

By:	/s/ Sandeep Vij
	Name:	Sandeep Vij
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Appendix A

As used in the Agreement, the following terms shall have the following meanings:

“1998 Plan” shall mean the Company’s 1998 Long-Term Incentive Plan, as amended and restated.

“2002 Plan” shall mean the Company’s 2002 Non-Qualified Stock Option Plan.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less favorable to the Company in the aggregate than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.7.

“Aggregate Merger Consideration” shall mean Sixty Million Dollars ($60,000,000.00), comprised of the Total Common Merger Consideration and the Total Restricted Stock Unit Payments.

“Assigned Patent License Agreement” shall mean the patent license agreement to be entered into at the consummation of the Patent Sale Transaction, by and between the Company and the Patent Purchaser pursuant to which the Company, Parent and their respective affiliates are licensed to all patents assigned to Patent Purchaser as part of the Patent Sale Transaction.

“Blue Sky Laws” shall mean state securities, takeover or “blue sky” laws.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or Sunnyvale, California are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” shall mean each material “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each material “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other material plan, agreement, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its ERISA Affiliates for the benefit of any current or former employee or director of the Company or any of its subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

“Company Lease” shall mean any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” shall mean any change, event, effect, occurrence, state of facts or development (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other changes, events, effects, occurrences, state of facts or developments, (a) has had or is reasonably likely to have a material adverse effect on the business, properties, results of operations, assets, liabilities, or financial condition, in each case, of the Company and its subsidiaries taken as a whole, or (b) prevents or materially impairs or materially delays the ability of the Company to perform its obligations under the Agreement or to consummate the Merger, other than, in the case of clause (a), any changes, events, effects, occurrences, state of facts or developments relating to or attributable to: (i) any changes in general economic or political conditions, or in the financial, credit or securities markets in general in any country or region in which the Company or any of its subsidiaries conducts business, except to the extent the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other industry participants in the affected geography (in which case, the disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably likely to be, a Company Material Adverse Effect); (ii) any events, circumstances, changes or effects that affect the industries in which the Company or any of the Company’s subsidiaries operate, except to the extent the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other industry participants (in which case, the disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably likely to be, a Company Material Adverse Effect); (iii) any changes in Laws applicable to the Company or any of the Company’s subsidiaries or any of their respective properties or assets or changes in GAAP or rules and policies of the Public Company Accounting Oversight Board, except to the extent the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other industry participants (in which case, the disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably likely to be, a Company Material Adverse Effect); (iv) any natural disasters or acts of war, terrorism or armed hostilities, or any escalation or worsening thereof, except to the extent the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other industry participants (in which case, the disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably likely to be, a Company Material Adverse Effect); (v)  announcement of the execution of or performance of this Agreement and the transactions contemplated hereby (including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Company at the request of or with the consent of Parent or Acquisition Sub); (vi) the suspension of trading in the Company Common Stock on NASDAQ, any changes in the market price or trading volume of shares of Company Common Stock or any failure to meet internal or published projections, estimates, forecasts or revenue or earnings predictions for any period (but the underlying cause of such changes or failure may be taken into consideration in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted from this definition); (vii) any loss of, or adverse change in, the relationship of the Company or any of the Company’s subsidiaries, contractual or otherwise, with its customers, licensees, licensors, suppliers, vendors or employees solely and directly arising out of the announcement or pendency of this Agreement and the transactions contemplated hereby; or (viii) any action taken (or failure to take action) by the Company, in accordance with this Agreement and the transactions contemplated herein

(other than operation in the ordinary course of business) or which Parent or Acquisition Sub has requested or consented to.

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any of the Company Plans.

“Company Plans” shall mean the 1998 Plan, 2002 Plan and the Directors’ Stock Option Plan.

“Company Recommendation” shall mean the recommendation of the board of directors of the Company that the stockholders of the Company adopt this Agreement and approve the transactions contemplated hereby, including the Recapitalization and the Merger.

“Company Restricted Stock Units” shall mean any restricted stock units granted pursuant to the Company Plans.

“Confidentiality Agreement” shall mean the confidentiality agreement dated May 8, 2012 between Parent and the Company.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Directors’ Stock Option Plan” shall mean the Company’s Directors’ Stock Option Plan.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business that, together with the Company, would be treated as a single employer pursuant to Section 4001(b) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other Antitrust Laws, any filing with, and obtaining of any necessary action or non-action, consent or approval from any Governmental Authority pursuant to any Antitrust Laws, engaging the services of the Paying

Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Environmental Laws” shall mean means any Law relating to (i) the release of, and the investigation and remediation of, hazardous substances (which are not naturally occurring) released into the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land), and (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

 “GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component, and including, without limitation, any hazardous waste, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any person other than the Company or any of its subsidiaries, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any person other than the Company or any of its subsidiaries, (iii) any obligations for the deferred purchase price of property, goods or services to any person other than the Company or any of its subsidiaries (other than trade payables incurred in the ordinary course of business), (iv) any capital lease obligations to any person other than the Company or any of its subsidiaries, (v) any obligations in respect of letters of credit and bankers’ acceptances, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any person other than the Company or any of its subsidiaries.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer, director or employee of the Company or served on behalf of the Company as an officer, director or employee of any of the Company’s subsidiaries or affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer, director or employee.

“IRS” shall mean the U.S. Internal Revenue Service.

“knowledge” shall mean the actual knowledge of the executive officers of the Company and Parent, as applicable, after reasonable inquiry for a similarly situated executive officer under the circumstances.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, statutes, orders, ordinance, judgments or decrees or other pronouncements by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind, other than licenses of or other grants of rights to use Intellectual Property Rights.

 “Option Per Share Consideration” shall mean the quotient of (a) the sum of (i) the amount of cash held by the Company following the closing of the Patent Sale Transaction, plus (ii) the Aggregate Merger Consideration, plus (iii) the aggregate proceeds the Company would have received if holders of Company Options with an exercise price per share below the Option Per Share Consideration exercised such Company Options, less (iv) the Holdback Amount, divided by (b) the sum of (i) Company Common Stock outstanding, plus (ii) Company Restricted Stock Units outstanding, plus (iii) shares of Company Common Stock subject to Company Options outstanding with an exercise price per share below the Option Per Share Consideration.

“Order” shall mean any decree, order, judgment, ruling, writ, injunction, temporary restraining order or other formal order in any suit or proceeding by or with any Governmental Authority.

 “Parent Material Adverse Effect” shall mean any change, effect or circumstance that individually or in the aggregate, would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

“Patent Purchaser” shall mean Bridge Crossing, LLC.

“Patent Sale Agreement” shall mean the Patent Sale Agreement dated as of November 5, 2012, by and between the Company and the Patent Purchaser related to the Patent Sale Transaction, including the Schedules and Exhibits thereto.

“Patent Sale Transaction” shall mean the sale of certain patents held by the Company to the Patent Purchaser pursuant to the terms and conditions of the Patent Sale Agreement.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet delinquent or for Taxes being contested in good faith for which adequate accruals or reserves have been established, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (iii) such Liens or other imperfections of title, if any, that do not have, individually or in the aggregate, a

Company Material Adverse Effect, including without limitation (A) covenants, conditions and restrictions, easements, rights of way, licenses or claims of the same, whether or not shown by the public records (B) boundary line disputes, overlaps, encroachments and other matters, whether or not of record, that would be disclosed by an accurate survey or a personal inspection of the property, (C) rights of parties in possession, (D) any supplemental Taxes or assessments not shown by the public records and (E) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens that would be disclosed on current title reports or existing surveys, (vi) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, warehousemen’s and similar Liens incurred in the ordinary course of business, (vii) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof, and (viii) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company and do not secure any indebtedness.

“person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Recapitalization Restricted Stock Unit Payment” shall mean the product of (i) the number of shares of Common Stock subject to a Company Restricted Stock Unit and (ii) the Recapitalization Cash Portion.

“Retained Patent License Agreement” shall mean the patent license agreement to be entered into at the consummation of the Patent Sale Transaction, by and between the Company and the Patent Purchaser pursuant to which the Patent Purchaser and its affiliates are licensed to all patents owned by the Company upon consummation of the Patent Sale Transaction.

“Representatives” means a party’s directors, officers, employees, consultants, advisors (including, without limitation, attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” shall mean the Securities and Exchange Commission.

“Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“subsidiary” of any person, shall mean any corporation, partnership, joint venture or other legal entity of which such person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.  For the avoidance of doubt, any reference to subsidiaries of the Company refers to the subsidiaries of the Company as of the date of this Agreement.

“Supplemental Purchase Plan” shall mean the Company’s Supplemental Stock Purchase Plan, as amended.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including without limitation taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; customs’ duties, tariffs, and similar charges.

“Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority.

“Third Party” shall mean any person or group other than Parent, Acquisition Sub and their respective affiliates.

“Total Common Merger Consideration” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares canceled or retired pursuant to Section 3.1(a)) immediately prior to the Effective Time and (y) the Merger Consideration.

“Total Recapitalization Restricted Stock Unit Cash Payment” shall mean the product of (x) the number of Company Restricted Stock Units outstanding immediately prior to the Recapitalization and (y) the Recapitalization Cash Portion.

“Treasury Regulations” shall mean the United States Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“UKLA”  shall mean the UK Listing Authority.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988.